UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 18, 2012

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒   Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     Yes  ☐    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

bhpbilliton
resourcing the future

Release Time	IMMEDIATE
Date	18 July 2012
Number	15/12

BHP BILLITON PRODUCTION REPORT FOR THE YEAR ENDED 30 JUNE 2012

- **Robust operating performance in a challenging environment with annual production records achieved across ten operations.**
- **Twelfth consecutive annual production record in iron ore as Western Australia Iron Ore shipments rose to an annualised rate of 179 million tonnes in the June 2012 quarter (100% basis).**
- **Record annual metallurgical coal production achieved at Illawarra Coal. Queensland Coal production remained constrained as a result of industrial action and heavy rainfall.**
- **The successful integration and further development of our Onshore US shale liquids and gas assets contributed to a 40% increase in petroleum production in the 2012 financial year.**
- **An 11% increase in copper production in the June 2012 quarter established strong momentum in our Base Metals business.**

Petroleum

	JUN 2012 YTD	JUN 2012 QTR	JUN YTD12 vs JUN YTD11	JUN Q12 vs JUN Q11	JUN Q12 vs MAR Q12
Crude oil, condensate and natural gas liquids ('000 boe)	85,286	19,484	-7%	-8%	-10%
Natural gas (bcf)	822.26	221.25	103%	68%	6%
Total petroleum products (million boe)	222.34	56.36	40%	30%	0%

Total petroleum production – The successful integration and further development of our Onshore US shale liquids and gas assets contributed to a 40 per cent increase in petroleum production in the 2012 financial year.

Crude oil, condensate and natural gas liquids – Lower liquids production for the 2012 financial year reflected downtime at our non-operated facilities in the Gulf of Mexico (USA) and natural field decline, particularly at Pyrenees (Australia). Mad Dog (USA) was offline for the full financial year while Atlantis (USA) was shut-in for an extended period of scheduled maintenance during the June 2012 quarter. Weather related downtime in the Gulf of Mexico also contributed to lower production in the period.

Onshore US liquids production increased by 10 per cent to 3.8 million barrels in the June 2012 quarter. Over 80 per cent of our Onshore US drilling activity was focused on the liquids rich Eagle Ford shale and Permian Basin at the end of the period.

Our conventional business will benefit from the recommencement of production at Mad Dog and Atlantis in the September 2012 quarter.

Natural gas – Strong performance at Angostura (Trinidad and Tobago) and the successful integration of our Onshore US business led to higher natural gas production in the 2012 financial year.

Aluminium

	JUN 2012 YTD	JUN 2012 QTR	JUN YTD12 vs JUN YTD11	JUN Q12 vs JUN Q11	JUN Q12 vs MAR Q12
Alumina ('000 tonnes)	4,152	1,039	4%	1%	-1%
Aluminium ('000 tonnes)	1,153	248	-7%	-21%	-10%

Alumina – Record annual production at the Alumar refinery (Brazil) contributed to a four per cent increase in total alumina production in the 2012 financial year. Production at Worsley (Australia) is expected to increase during the 2013 financial year as the Efficiency & Growth project ramps up towards full capacity.

Aluminium – Production was lower than all comparable periods as potline capacity at Hillside (South Africa) remained curtailed following a major unplanned outage in the March 2012 quarter. Operations are expected to progressively return to full technical capacity during the 2013 financial year.

Despite our competitive position on the cost curve, our integrated Aluminium business continues to be challenged by weaker prices and underlying cost pressure.

Base Metals

	JUN 2012 YTD	JUN 2012 QTR	JUN YTD12 vs JUN YTD11	JUN Q12 vs JUN Q11	JUN Q12 vs MAR Q12
Copper ('000 tonnes)	1,094.5	312.5	-4%	15%	11%
Lead (tonnes)	239,878	63,667	-2%	9%	19%
Zinc (tonnes)	112,217	30,748	-26%	-11%	3%
Silver ('000 ounces)	41,308	11,539	-3%	17%	19%
Uranium oxide concentrate (Uranium) (tonnes)	3,885	1,080	-4%	6%	21%

Copper – An 11 per cent increase in copper production in the June 2012 quarter established strong momentum in our Base Metals business. At Escondida (Chile), production increased by 22 per cent as mining activities progressed towards higher grade ore, consistent with the mine plan. This strong performance was also supported by quarterly and annual material mined, mill throughput and copper production records at Antamina (Peru) following the successful commissioning of the expansion project.

Escondida copper production is forecast to increase by approximately 20 per cent in the 2013 financial year. Successful completion of both the Escondida Ore Access and Laguna Seca debottlenecking projects will facilitate a rise in Escondida copper production to over 1.3 million tonnes (100 per cent basis) in the 2015 financial year.

At 30 June 2012 the Group had 278,547 tonnes of outstanding copper sales that were revalued at a weighted average price of US$3.49 per pound. The final price of these sales will be determined in the 2013 financial year. In addition, 239,156 tonnes of copper sales from the 2011 financial year were subject to a finalisation adjustment in 2012. This finalisation adjustment and the provisional pricing impact as at 30 June 2012 will decrease earnings before interest and tax by US$265 million in the 2012 financial year (2011 financial year: US$650 million gain).

Lead/silver – Production for the 2012 financial year was in line with the prior period.

Zinc – Production at Antamina declined during the 2012 financial year as mining progressed through a copper-rich ore zone.

Uranium – Production for the 2012 financial year was broadly in line with the prior period.

BHP Billiton Production Report for the year ended 30 June 2012 2

Diamonds & Specialty Products

	JUN 2012 YTD	JUN 2012 QTR	JUN YTD12 vs JUN YTD11	JUN Q12 vs JUN Q11	JUN Q12 vs MAR Q12
Diamonds ('000 carats)	1,784	413	-29%	-28%	-5%

Diamonds – Production was lower than all comparable periods, as expected. EKATI (Canada) production is forecast to remain constrained in the medium term as the operations extract lower grade material, consistent with the mine plan.

BHP Billiton announced a review of its diamonds business during the December 2011 quarter and this process is ongoing. The sale of BHP Billiton's 37 per cent non-operated interest in Richards Bay Minerals (South Africa) to Rio Tinto is progressing and remains subject to final regulatory approvals.

Stainless Steel Materials

	JUN 2012 YTD	JUN 2012 QTR	JUN YTD12 vs JUN YTD11	JUN Q12 vs JUN Q11	JUN Q12 vs MAR Q12
Nickel ('000 tonnes)	157.9	42.7	3%	12%	2%

Nickel – The successful replacement of the Line 1 furnace at Cerro Matoso (Colombia) in the September 2011 quarter led to a modest increase in annual nickel production.

The Nickel West Mt Keith Talc Redesign Project and Kwinana hydrogen plant (Australia) were both commissioned in the 2012 financial year. However, despite improved refinery performance, a strong Australian dollar and weak nickel price continued to place pressure on Nickel West operating margins.

Iron Ore

	JUN 2012 YTD	JUN 2012 QTR	JUN YTD12 vs JUN YTD11	JUN Q12 vs JUN Q11	JUN Q12 vs MAR Q12
Iron ore ('000 tonnes)	159,478	40,891	19%	15%	8%

Iron ore – BHP Billiton's commitment to invest throughout the economic cycle delivered a twelfth consecutive annual production record in iron ore. Western Australia Iron Ore (WAIO) shipments rose to a record annualised rate of 179 million tonnes in the June 2012 quarter (100 per cent basis). Consistently strong operating performance, the ramp up of Ore Handling Plant 3 at Yandi, dual tracking of the company's rail infrastructure and additional ship loading capacity at Port Hedland contributed to the record result. WAIO production in the 2013 financial year is forecast to increase by approximately five per cent from the 2012 financial year.

Samarco's (Brazil) three pellet plants continued to operate at capacity during the period.

Manganese

	JUN 2012 YTD	JUN 2012 QTR	JUN YTD12 vs JUN YTD11	JUN Q12 vs JUN Q11	JUN Q12 vs MAR Q12
Manganese ore ('000 tonnes)	7,931	2,066	12%	15%	1%
Manganese alloy ('000 tonnes)	602	75	-20%	-61%	-46%

Manganese ore – Consistently strong operating performance and improved plant availability at both GEMCO (Australia) and Hotazel (South Africa) underpinned annual production and sales records in the 2012 financial year.

BHP Billiton Production Report for the year ended 30 June 2012 3

Manganese alloy – The termination of energy intensive silica manganese production at Metalloys (South Africa) and the temporary suspension of production at TEMCO (Australia) resulted in substantially lower alloy production in the 2012 financial year. TEMCO is expected to return to full capacity towards the end of the September 2012 quarter.

Metallurgical Coal

	JUN 2012 YTD	JUN 2012 QTR	JUN YTD12 vs JUN YTD11	JUN Q12 vs JUN Q11	JUN Q12 vs MAR Q12
Metallurgical coal ('000 tonnes)	33,230	8,109	2%	2%	11%

Metallurgical coal – A modest increase in metallurgical coal production was achieved in the 2012 financial year despite numerous operating challenges. Record annual production at Illawarra Coal (Australia) followed successful commissioning of the West Cliff Coal Preparation Plant upgrade project. A longwall move at the Appin mine is expected to have a minor impact on production in the September 2012 quarter.

Queensland Coal (Australia) production remained constrained during the June 2012 quarter largely as a result of industrial action. This disruption to production and sales has led to significant margin compression for our leading Queensland Coal business. BHP Billiton also announced the indefinite closure of the Norwich Park mine (Australia) during the June 2012 quarter following a review of the mine's profitability.

In July 2012, force majeure was lifted across all BMA sites. In addition, BMA and the unions reached a framework agreement that should guide the finalisation of the BMA Enterprise Agreement. Further work is underway to finalise local mine site details.

Energy Coal

	JUN 2012 YTD	JUN 2012 QTR	JUN YTD12 vs JUN YTD11	JUN Q12 vs JUN Q11	JUN Q12 vs MAR Q12
Energy coal ('000 tonnes)	71,111	18,484	2%	1%	7%

Energy coal – Volumes were higher than all comparable periods with annual and quarterly production records achieved at two of BHP Billiton's export orientated operations, Cerrejon Coal (Colombia) and New South Wales Energy Coal (Australia). Longwall mining activity resumed at San Juan Coal (USA) during the June 2012 quarter.

The RX1 Project at New South Wales Energy Coal delivered first production during the June 2012 quarter, significantly ahead of schedule. This project capitalises on strong demand for high ash coal in our key growth markets.

Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton's share and exclude suspended and sold operations.

Further information on BHP Billiton can be found at: www.bhpbilliton.com

BHP Billiton Production Report for the year ended 30 June 2012 4

Media Relations

Australia

Antonios Papaspiropoulos
Tel: +61 3 9609 3830 Mobile: +61 477 325 803
email: Antonios.Papaspiropoulos@bhpbilliton.com

Kelly Quirke
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

United Kingdom

Ruban Yogarajah
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Deirdra McCracken
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
Email: Deirdra.S.McCracken@bhpbilliton.com

Americas

Jaryl Strong
Tel: +1 713 499 5548 Mobile: +1 281 222 6627
email: Jaryl.Strong@bhpbilliton.com

Investor Relations

Australia

James Agar
Tel: +61 3 9609 2222 Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Brendan.Harris@bhpbilliton.com

Tara Dines
Tel: +44 20 7802 7113 Mobile: +44 7825 342 232
Email: Tara.Dines@bhpbilliton.com

Americas

Scott Espenshade
Tel: +1 713 599 6431 Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

BHP Billiton Production Report for the year ended 30 June 2012 5

BHP BILLITON PRODUCTION SUMMARY - CONTINUING OPERATIONS

		QUARTER ENDED			YEAR TO DATE		% CHANGE		
		JUN 2011	MAR 2012	**JUN 2012**	**JUN 2012**	JUN 2011	JUN YTD12 vs JUN YTD11	JUN Q12 vs JUN Q11	JUN Q12 vs MAR Q12
PETROLEUM									
Crude oil & condensate	('000 bbl)	18,652	*18,127*	**15,726**	**71,201**	80,591	-12%	-16%	-13%
Natural gas	(bcf)	131.79	*209.17*	**221.25**	**822.26**	405.06	103%	68%	6%
NGL	('000 boe)	2,636	*3,609*	**3,758**	**14,085**	11,283	25%	43%	4%
Total petroleum products	(million boe)	43.25	*56.60*	**56.36**	**222.34**	159.38	40%	30%	0%
ALUMINIUM									
Alumina	('000 tonnes)	1,026	1,052	**1,039**	**4,152**	4,010	4%	1%	-1%
Aluminium	('000 tonnes)	313	277	**248**	**1,153**	1,246	-7%	-21%	-10%
BASE METALS									
Copper	('000 tonnes)	272.3	281.4	**312.5**	**1,094.5**	1,139.4	-4%	15%	11%
Lead	(tonnes)	58,578	53,560	**63,667**	**239,878**	244,554	-2%	9%	19%
Zinc	(tonnes)	34,733	29,727	**30,748**	**112,217**	152,127	-26%	-11%	3%
Gold	(ounces)	45,545	44,684	**40,569**	**168,699**	196,091	-14%	-11%	-9%
Silver	('000 ounces)	9,877	9,715	**11,539**	**41,308**	42,656	-3%	17%	19%
Uranium oxide concentrate	(tonnes)	1,015	896	**1,080**	**3,885**	4,045	-4%	6%	21%
Molybdenum	(tonnes)	418	521	**464**	**2,346**	1,445	62%	11%	-11%
DIAMONDS AND SPECIALTY PRODUCTS									
Diamonds	('000 carats)	576	433	**413**	**1,784**	2,506	-29%	-28%	-5%
STAINLESS STEEL MATERIALS									
Nickel	('000 tonnes)	38.2	41.7	**42.7**	**157.9**	152.7	3%	12%	2%
IRON ORE									
Iron ore	('000 tonnes)	35,526	37,943	**40,891**	**159,478**	134,406	19%	15%	8%
MANGANESE									
Manganese ore	('000 tonnes)	1,790	2,040	**2,066**	**7,931**	7,093	12%	15%	1%
Manganese alloy	('000 tonnes)	190	138	**75**	**602**	753	-20%	-61%	-46%
METALLURGICAL COAL									
Metallurgical coal	('000 tonnes)	7,922	7,337	**8,109**	**33,230**	32,678	2%	2%	11%
ENERGY COAL									
Energy coal	('000 tonnes)	18,338	17,248	**18,484**	**71,111**	69,500	2%	1%	7%

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Billiton Production Report for the year ended 30 June 2012 Page 1

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED JUN 2011	SEP 2011	DEC 2011	MAR 2012	JUN 2012	YEAR TO DATE JUN 2012	JUN 2011
PETROLEUM								
Production								
Crude oil & condensate ('000 bbl)		18,652	18,482	18,866	*18,127*	**15,726**	**71,201**	80,591
Natural gas (bcf)		131.79	177.35	214.49	*209.17*	**221.25**	**822.26**	405.06
NGL ('000 boe) (a)		2,636	3,356	3,362	*3,609*	**3,758**	**14,085**	11,283
Total petroleum products (million boe)		43.25	51.40	57.98	*56.60*	**56.36**	**222.34**	159.38
ALUMINIUM								
ALUMINA								
Production ('000 tonnes)								
Worsley	86%	725	752	694	741	**730**	**2,917**	2,902
Alumar	36%	301	308	307	311	**309**	**1,235**	1,108
Total		1,026	1,060	1,001	1,052	**1,039**	**4,152**	4,010
ALUMINIUM								
Production ('000 tonnes)								
Hillside	100%	179	180	180	144	**117**	**621**	711
Bayside	100%	24	25	24	26	**23**	**98**	97
Alumar	40%	43	44	42	42	**42**	**170**	174
Mozal	47%	67	66	67	65	**66**	**264**	264
Total		313	315	313	277	**248**	**1,153**	1,246
BASE METALS (b)								
COPPER								
Payable metal in concentrate ('000 tonnes)								
Escondida	57.5%	79.4	49.9	80.4	87.7	**115.8**	**333.8**	390.5
Antamina	33.8%	22.5	30.3	30.9	30.9	**34.9**	**127.0**	97.8
Total		101.9	80.2	111.3	118.6	**150.7**	**460.8**	488.3
Cathode ('000 tonnes)								
Escondida	57.5%	42.6	32.9	43.0	47.4	**48.7**	**172.0**	179.1
Pampa Norte (c)	100%	75.7	65.4	70.0	66.2	**62.1**	**263.7**	272.2
Pinto Valley	100%	1.4	1.4	1.4	1.4	**1.2**	**5.4**	5.7
Olympic Dam	100%	50.7	40.4	54.6	47.8	**49.8**	**192.6**	194.1
Total		170.4	140.1	169.0	162.8	**161.8**	**633.7**	651.1
LEAD								
Payable metal in concentrate (tonnes)								
Cannington	100%	58,414	55,557	66,787	53,412	**63,334**	**239,090**	243,364
Antamina	33.8%	164	102	205	148	**333**	**788**	1,190
Total		58,578	55,659	66,992	53,560	**63,667**	**239,878**	244,554
ZINC								
Payable metal in concentrate (tonnes)								
Cannington	100%	14,348	14,488	14,745	12,904	**12,540**	**54,677**	60,657
Antamina	33.8%	20,385	8,956	13,553	16,823	**18,208**	**57,540**	91,470
Total		34,733	23,444	28,298	29,727	**30,748**	**112,217**	152,127

Refer footnotes on page 4.

BHP Billiton Production Report for the year ended 30 June 2012 Page 2

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED JUN 2011	SEP 2011	DEC 2011	MAR 2012	JUN 2012	YEAR TO DATE JUN 2012	JUN 2011
BASE METALS (continued)								
GOLD								
Payable metal in concentrate (ounces)								
Escondida	57.5%	17,116	11,063	14,242	12,732	**12,817**	**50,854**	84,723
Olympic Dam (refined gold)	100%	28,429	28,376	29,765	31,952	**27,752**	**117,845**	111,368
Total		45,545	39,439	44,007	44,684	**40,569**	**168,699**	196,091
SILVER								
Payable metal in concentrate ('000 ounces)								
Escondida	57.5%	580	403	549	481	**488**	**1,921**	2,849
Antamina	33.8%	773	972	1,087	1,170	**1,043**	**4,272**	3,600
Cannington	100%	8,242	7,559	9,056	7,836	**9,757**	**34,208**	35,225
Olympic Dam (refined silver)	100%	282	217	211	228	**251**	**907**	982
Total		9,877	9,151	10,903	9,715	**11,539**	**41,308**	42,656
URANIUM OXIDE CONCENTRATE								
Payable metal in concentrate (tonnes)								
Olympic Dam	100%	1,015	1,000	909	896	**1,080**	**3,885**	4,045
Total		1,015	1,000	909	896	**1,080**	**3,885**	4,045
MOLYBDENUM								
Payable metal in concentrate (tonnes)								
Antamina	33.8%	418	595	766	521	**464**	**2,346**	1,445
Total		418	595	766	521	**464**	**2,346**	1,445
DIAMONDS AND SPECIALTY PRODUCTS								
DIAMONDS								
Production ('000 carats)								
EKATI™	80%	576	457	481	433	**413**	**1,784**	2,506
STAINLESS STEEL MATERIALS								
NICKEL								
Production ('000 tonnes)								
CMSA	99.9%	7.4	10.4	12.3	13.4	**12.8**	**48.9**	40.0
Nickel West	100%	30.8	24.7	26.1	28.3	**29.9**	**109.0**	112.7
Total		38.2	35.1	38.4	41.7	**42.7**	**157.9**	152.7

Refer footnotes on page 4.

BHP Billiton Production Report for the year ended 30 June 2012 Page 3

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED JUN 2011	SEP 2011	DEC 2011	MAR 2012	**JUN 2012**	YEAR TO DATE **JUN 2012**	JUN 2011
IRON ORE								
Production ('000 tonnes) (d)								
Newman (e)	85%	12,480	13,158	13,247	11,789	**13,132**	**51,326**	45,245
Goldsworthy Joint Venture	85%	284	254	334	37	**143**	**768**	1,198
Area C Joint Venture	85%	10,044	10,479	10,437	10,343	**11,166**	**42,425**	39,794
Yandi Joint Venture	85%	9,796	12,708	14,170	13,063	**13,595**	**53,536**	36,460
Samarco	50%	2,922	2,973	2,884	2,711	**2,855**	**11,423**	11,709
Total		35,526	39,572	41,072	37,943	**40,891**	**159,478**	134,406
MANGANESE								
MANGANESE ORES								
Saleable production ('000 tonnes)								
South Africa (f)	44.4%	776	911	808	917	**989**	**3,625**	3,007
Australia (f)	60%	1,014	1,108	998	1,123	**1,077**	**4,306**	4,086
Total		1,790	2,019	1,806	2,040	**2,066**	**7,931**	7,093
MANGANESE ALLOYS								
Saleable production ('000 tonnes)								
South Africa (f) (g)	60%	120	124	124	81	**75**	**404**	486
Australia (f)	60%	70	70	71	57	**-**	**198**	267
Total		190	194	195	138	**75**	**602**	753
METALLURGICAL COAL								
Production ('000 tonnes) (h)								
BMA	50%	4,874	5,274	5,006	4,226	**4,105**	**18,611**	19,901
BHP Mitsui Coal (i)	80%	1,426	1,803	1,580	1,649	**1,661**	**6,693**	5,893
Illawarra	100%	1,622	2,214	1,907	1,462	**2,343**	**7,926**	6,884
Total		7,922	9,291	8,493	7,337	**8,109**	**33,230**	32,678
ENERGY COAL								
Production ('000 tonnes)								
South Africa	100%	8,228	9,095	7,976	7,895	**8,313**	**33,279**	34,328
USA	100%	3,779	2,467	2,163	2,109	**2,673**	**9,412**	11,612
Australia	100%	3,793	4,046	4,027	4,291	**4,393**	**16,757**	13,671
Colombia	33%	2,538	2,852	2,753	2,953	**3,105**	**11,663**	9,889
Total		18,338	18,460	16,919	17,248	**18,484**	**71,111**	69,500

(a) LPG and ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).
(b) Metal production is reported on the basis of payable metal.
(c) Includes Cerro Colorado and Spence.
(d) Iron ore production is reported on a wet tonnes basis.
(e) Newman includes Mt Newman Joint Venture and Jimblebar.
(f) Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.
(g) Production includes Medium Carbon Ferro Manganese.
(h) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(i) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

BHP Billiton Production Report for the year ended 30 June 2012 Page 4

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE	
	JUN 2011	SEP 2011	DEC 2011	MAR 2012	**JUN 2012**	**JUN 2012**	JUN 2011
PETROLEUM							
BHP Billiton attributable production unless otherwise stated.							
CRUDE OIL & CONDENSATE ('000 barrels)							
Bass Strait	2,485	2,527	2,190	2,285	**2,357**	**9,359**	10,214
North West Shelf	1,442	1,400	1,686	1,671	**1,587**	**6,344**	7,586
Stybarrow	1,037	1,171	836	618	**635**	**3,260**	2,808
Pyrenees	4,584	3,901	3,207	2,540	**2,482**	**12,130**	19,788
Other Australia (a)	13	13	13	13	**13**	**52**	51
Atlantis (b)	2,098	2,081	2,390	*2,262*	**39**	**6,772**	10,711
Mad Dog (b)	128	-	-	-	**-**	**-**	3,029
Shenzi (b) (c)	3,630	3,848	4,119	4,071	**3,607**	**15,645**	14,783
Onshore US (d)	-	672	1,631	2,202	**2,434**	**6,939**	-
Trinidad/Tobago	687	466	466	453	**488**	**1,873**	1,271
Other Americas (b) (e)	448	373	374	373	**348**	**1,468**	1,634
UK	534	447	433	328	**367**	**1,575**	2,166
Algeria (f)	1,498	1,498	1,437	1,236	**1,291**	**5,462**	6,245
Pakistan	68	85	84	75	**78**	**322**	305
Total	18,652	18,482	18,866	*18,127*	**15,726**	**71,201**	80,591
NATURAL GAS (billion cubic feet)							
Bass Strait	29.97	31.88	23.65	19.74	**31.47**	**106.74**	112.03
North West Shelf	35.44	32.97	32.56	29.60	**29.80**	**124.93**	143.51
Other Australia (a)	4.68	4.45	4.56	4.42	**4.87**	**18.30**	19.20
Atlantis (b)	0.67	0.64	0.67	*1.18*	**0.01**	**2.50**	3.91
Mad Dog (b)	0.01	-	-	-	**-**	**-**	0.45
Shenzi (b) (c)	0.67	0.62	0.57	0.56	**0.47**	**2.22**	2.83
Onshore US (d)	36.43	77.59	121.63	124.17	**124.53**	**447.92**	36.43
Trinidad/Tobago	4.69	9.31	9.72	9.50	**9.54**	**38.07**	4.69
Other Americas (b) (e)	1.42	1.19	0.98	1.09	**0.79**	**4.05**	5.47
UK	5.69	3.91	5.51	5.03	**5.54**	**19.99**	24.46
Pakistan	12.12	14.79	14.64	13.88	**14.23**	**57.54**	52.08
Total	131.79	177.35	214.49	*209.17*	**221.25**	**822.26**	405.06
NGL ('000 barrels of oil equivalent)							
Bass Strait	1,554	1,823	1,407	1,355	**1,738**	**6,323**	6,248
North West Shelf	367	423	434	421	**342**	**1,620**	1,714
Atlantis (b)	117	120	123	*221*	**1**	**465**	632
Mad Dog (b)	11	-	-	-	**-**	**-**	134
Shenzi (b) (c)	252	296	293	291	**244**	**1,124**	1,029
Onshore US (d)	-	416	943	1,275	**1,388**	**4,022**	-
Other Americas (b) (e)	47	41	34	34	**24**	**133**	185
UK	66	18	45	12	**21**	**96**	279
Algeria (f)	222	219	83	-	**-**	**302**	1,062
Total	2,636	3,356	3,362	*3,609*	**3,758**	**14,085**	11,283
TOTAL PETROLEUM PRODUCTS (million barrels of oil equivalent) (g)	43.25	51.40	57.98	*56.60*	**56.36**	**222.34**	159.38

(a) Other Australia includes Minerva.
(b) Gulf of Mexico volumes are net of royalties.
(c) The Genghis Khan operation is reported in Shenzi.
(d) Fayetteville shale acquisition completed on 31 March 2011. Petrohawk Energy Corporation acquisition completed on 20 August 2011. Onshore US volumes are net of mineral holder royalties.
(e) Other Americas includes Neptune, West Cameron 76, Genesis and Starlifter. West Cameron 76 and Starlifter were divested in May 2012.
(f) Algeria includes ROD and Ohanet. The Ohanet Risk Sharing Contract expired in October 2011.
(g) Total barrels of oil equivalent (boe) conversions are based on 6,000 scf of natural gas equals 1 boe.

BHP Billiton Production Report for the year ended 30 June 2012 Page 5

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE	
	JUN 2011	SEP 2011	DEC 2011	MAR 2012	**JUN 2012**	**JUN 2012**	JUN 2011
ALUMINIUM							
BHP Billiton attributable production and sales unless otherwise stated.							
('000 tonnes)							
ALUMINA							
Production							
Worsley, Australia	725	752	694	741	**730**	**2,917**	2,902
Alumar, Brazil	301	308	307	311	**309**	**1,235**	1,108
Total	1,026	1,060	1,001	1,052	**1,039**	**4,152**	4,010
Sales							
Worsley, Australia	727	720	745	713	**750**	**2,928**	2,862
Alumar, Brazil	324	280	349	216	**356**	**1,201**	1,083
Total	1,051	1,000	1,094	929	**1,106**	**4,129**	3,945
ALUMINIUM							
Production							
Hillside, South Africa	179	180	180	144	**117**	**621**	711
Bayside, South Africa	24	25	24	26	**23**	**98**	97
Alumar, Brazil	43	44	42	42	**42**	**170**	174
Mozal, Mozambique	67	66	67	65	**66**	**264**	264
Total	313	315	313	277	**248**	**1,153**	1,246
Sales							
Hillside, South Africa	181	163	186	141	**126**	**616**	652
Bayside, South Africa	29	24	25	27	**21**	**97**	127
Alumar, Brazil	44	44	43	31	**45**	**163**	174
Mozal, Mozambique	80	60	85	66	**54**	**265**	277
Total	334	291	339	265	**246**	**1,141**	1,230

BHP Billiton Production Report for the year ended 30 June 2012 Page 6

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE	
		JUN 2011	SEP 2011	DEC 2011	MAR 2012	**JUN 2012**	**JUN 2012**	JUN 2011
BASE METALS								

BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile								
Material mined (100%)	('000 tonnes)	97,705	69,006	96,152	103,321	**109,724**	**378,203**	400,679
Sulphide ore milled (100%)	('000 tonnes)	16,399	12,029	18,663	16,449	**18,640**	**65,781**	70,878
Average copper grade	(%)	1.06%	0.97%	0.97%	1.14%	**1.37%**	**1.13%**	1.18%
Production ex mill (100%)	('000 tonnes)	141.2	91.9	144.3	153.1	**211.7**	**601.0**	686.6
Production								
Payable copper	('000 tonnes)	79.4	49.9	80.4	87.7	**115.8**	**333.8**	390.5
Payable gold concentrate	(fine ounces)	17,116	11,063	14,242	12,732	**12,817**	**50,854**	84,723
Copper cathode (EW)	('000 tonnes)	42.6	32.9	43.0	47.4	**48.7**	**172.0**	179.1
Payable silver concentrate	('000 ounces)	580	403	549	481	**488**	**1,921**	2,849
Sales								
Payable copper	('000 tonnes)	90.9	49.2	82.1	82.6	**113.1**	**327.0**	393.9
Payable gold concentrate	(fine ounces)	20,251	10,974	14,435	11,998	**12,683**	**50,090**	86,023
Copper cathode (EW)	('000 tonnes)	48.0	25.7	45.3	44.3	**53.4**	**168.7**	181.8
Payable silver concentrate	('000 ounces)	673	404	558	454	**483**	**1,899**	2,877
Pampa Norte, Chile								
Cerro Colorado								
Material mined	('000 tonnes)	17,840	14,736	16,792	16,320	**16,246**	**64,094**	68,094
Ore milled	('000 tonnes)	4,771	4,608	4,601	4,300	**4,388**	**17,897**	18,237
Average copper grade	(%)	0.74%	0.72%	0.71%	0.72%	**0.61%**	**0.69%**	0.74%
Production								
Copper cathode (EW)	('000 tonnes)	25.7	22.5	23.5	18.7	**18.7**	**83.4**	92.4
Sales								
Copper cathode (EW)	('000 tonnes)	25.7	22.4	23.8	20.2	**19.1**	**85.5**	94.3
Spence								
Material mined	('000 tonnes)	19,487	19,816	26,511	29,982	**28,594**	**104,903**	74,070
Ore milled	('000 tonnes)	4,545	3,862	4,909	4,279	**3,604**	**16,654**	18,431
Average copper grade	(%)	1.22%	1.30%	1.46%	1.20%	**1.28%**	**1.32%**	1.24%
Production								
Copper cathode (EW)	('000 tonnes)	50.0	42.9	46.5	47.5	**43.4**	**180.3**	179.8
Sales								
Copper cathode (EW)	('000 tonnes)	54.5	43.2	46.6	44.1	**51.3**	**185.2**	185.4

BHP Billiton Production Report for the year ended 30 June 2012 Page 7

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE	
		JUN 2011	SEP 2011	DEC 2011	MAR 2012	**JUN 2012**	**JUN 2012**	JUN 2011
BASE METALS								
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.								
Antamina, Peru								
Material mined (100%)	('000 tonnes)	41,669	44,212	38,759	41,474	**48,256**	**172,701**	138,144
Sulphide ore milled (100%)	('000 tonnes)	9,253	9,396	9,656	10,162	**12,295**	**41,509**	36,929
Average head grades								
- Copper	(%)	0.90%	1.11%	1.15%	1.10%	**1.01%**	**1.09%**	0.97%
- Zinc	(%)	1.03%	0.68%	0.72%	0.84%	**0.80%**	**0.76%**	1.16%
Production								
Payable copper	('000 tonnes)	22.5	30.3	30.9	30.9	**34.9**	**127.0**	97.8
Payable zinc	(tonnes)	20,385	8,956	13,553	16,823	**18,208**	**57,540**	91,470
Payable silver	('000 ounces)	773	972	1,087	1,170	**1,043**	**4,272**	3,600
Payable lead	(tonnes)	164	102	205	148	**333**	**788**	1,190
Payable molybdenum	(tonnes)	418	595	766	521	**464**	**2,346**	1,445
Sales								
Payable copper	('000 tonnes)	23.5	28.2	31.7	30.7	**32.7**	**123.3**	99.1
Payable zinc	(tonnes)	18,479	9,586	12,654	13,464	**18,174**	**53,878**	92,899
Payable silver	('000 ounces)	658	833	940	1,114	**896**	**3,783**	3,621
Payable lead	(tonnes)	92	91	139	200	**48**	**478**	1,523
Payable molybdenum	(tonnes)	346	549	591	669	**488**	**2,297**	1,470
Cannington, Australia								
Material mined	('000 tonnes)	841	819	778	756	**880**	**3,233**	3,110
Ore milled	('000 tonnes)	786	826	888	778	**845**	**3,337**	3,090
Average head grades								
- Silver	(g/t)	381	332	370	367	**417**	**372**	417
- Lead	(%)	8.6%	7.9%	8.8%	8.0%	**8.6%**	**8.3%**	9.2%
- Zinc	(%)	2.9%	2.9%	2.9%	2.7%	**2.5%**	**2.8%**	3.2%
Production								
Payable silver	('000 ounces)	8,242	7,559	9,056	7,836	**9,757**	**34,208**	35,225
Payable lead	(tonnes)	58,414	55,557	66,787	53,412	**63,334**	**239,090**	243,364
Payable zinc	(tonnes)	14,348	14,488	14,745	12,904	**12,540**	**54,677**	60,657
Sales								
Payable silver	('000 ounces)	8,235	6,434	8,960	7,081	**10,784**	**33,259**	34,690
Payable lead	(tonnes)	58,868	48,258	66,657	49,027	**73,400**	**237,342**	241,973
Payable zinc	(tonnes)	14,530	15,734	14,078	10,780	**14,399**	**54,991**	56,614

BHP Billiton Production Report for the year ended 30 June 2012 Page 8

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE	
		JUN 2011	SEP 2011	DEC 2011	MAR 2012	**JUN 2012**	**JUN 2012**	JUN 2011
BASE METALS								

BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

		JUN 2011	SEP 2011	DEC 2011	MAR 2012	**JUN 2012**	**JUN 2012 YTD**	JUN 2011 YTD
Olympic Dam, Australia								
Material mined (a)	('000 tonnes)	2,675	2,543	2,440	2,389	**2,629**	**10,001**	10,331
Ore milled	('000 tonnes)	2,533	2,471	2,440	2,195	**2,475**	**9,581**	10,330
Average copper grade	(%)	1.92%	1.98%	2.08%	2.01%	**1.86%**	**1.98%**	1.86%
Average uranium grade	kg/t	0.54	0.54	0.50	0.57	**0.55**	**0.54**	0.53
Production								
Copper cathode (ER)	('000 tonnes)	47.0	37.6	51.5	45.2	**46.0**	**180.3**	181.4
Copper cathode (EW)	('000 tonnes)	3.7	2.8	3.1	2.6	**3.8**	**12.3**	12.7
Uranium oxide concentrate	(tonnes)	1,015	1,000	909	896	**1,080**	**3,885**	4,045
Refined gold	(fine ounces)	28,429	28,376	29,765	31,952	**27,752**	**117,845**	111,368
Refined silver	('000 ounces)	282	217	211	228	**251**	**907**	982
Sales								
Copper cathode (ER)	('000 tonnes)	46.5	36.4	51.7	44.4	**47.8**	**180.3**	182.7
Copper cathode (EW)	('000 tonnes)	4.1	3.5	2.5	3.0	**3.1**	**12.1**	12.5
Uranium oxide concentrate	(tonnes)	1,143	910	1,126	640	**1,252**	**3,928**	3,945
Refined gold	(fine ounces)	30,323	28,979	24,327	36,832	**29,257**	**119,395**	110,736
Refined silver	('000 ounces)	269	289	155	268	**200**	**912**	954

(a) Material mined refers to run of mine ore mined and hoisted.

		JUN 2011	SEP 2011	DEC 2011	MAR 2012	**JUN 2012**	**JUN 2012 YTD**	JUN 2011 YTD
Pinto Valley, USA								
Production								
Copper cathode (EW)	('000 tonnes)	1.4	1.4	1.4	1.4	**1.2**	**5.4**	5.7
Sales								
Copper cathode (EW)	('000 tonnes)	1.2	1.7	1.2	1.2	**1.2**	**5.3**	5.9

BHP Billiton Production Report for the year ended 30 June 2012 Page 9

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE	
		JUN 2011	SEP 2011	DEC 2011	MAR 2012	**JUN 2012**	**JUN 2012**	JUN 2011
DIAMONDS AND SPECIALTY PRODUCTS								
BHP Billiton attributable production and sales unless otherwise stated.								
DIAMONDS								
EKATI™, Canada								
Ore Processed (100%)	('000 tonnes)	1,212	1,177	1,090	1,001	**1,214**	**4,482**	4,692
Production	('000 carats)	576	457	481	433	**413**	**1,784**	2,506

BHP Billiton Production Report for the year ended 30 June 2012 Page 10

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE	
	JUN 2011	SEP 2011	DEC 2011	MAR 2012	**JUN 2012**	**JUN 2012**	JUN 2011
STAINLESS STEEL MATERIALS							
BHP Billiton attributable production and sales unless otherwise stated.							
('000 tonnes)							
NICKEL							
CMSA, Colombia							
Production	7.4	10.4	12.3	13.4	**12.8**	**48.9**	40.0
Sales	8.5	7.7	13.1	13.8	**12.9**	**47.5**	41.8
Nickel West, Australia							
Production							
Nickel contained in concentrate	3.3	2.6	1.8	2.3	**2.3**	**9.0**	7.5
Nickel contained in finished matte	16.1	9.0	15.2	10.5	**14.2**	**48.9**	63.9
Nickel metal	11.4	13.1	9.1	15.5	**13.4**	**51.1**	41.3
Nickel production	30.8	24.7	26.1	28.3	**29.9**	**109.0**	112.7
Sales							
Nickel contained in concentrate	3.9	1.2	2.6	1.5	**3.6**	**8.9**	8.5
Nickel contained in finished matte	14.9	10.1	13.9	10.2	**16.7**	**50.9**	64.1
Nickel metal	12.4	9.4	10.9	14.2	**15.7**	**50.2**	43.4
Nickel sales	31.2	20.7	27.4	25.9	**36.0**	**110.0**	116.0

BHP Billiton Production Report for the year ended 30 June 2012 Page 11

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE	
	JUN 2011	SEP 2011	DEC 2011	MAR 2012	**JUN 2012**	**JUN 2012**	JUN 2011

IRON ORE

BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

	JUN 2011	SEP 2011	DEC 2011	MAR 2012	**JUN 2012**	**JUN 2012**	JUN 2011
IRON ORE (a)							
Pilbara, Australia							
Production							
Newman (b)	12,480	13,158	13,247	11,789	**13,132**	**51,326**	45,245
Goldsworthy Joint Venture	284	254	334	37	**143**	**768**	1,198
Area C Joint Venture	10,044	10,479	10,437	10,343	**11,166**	**42,425**	39,794
Yandi Joint Venture	9,796	12,708	14,170	13,063	**13,595**	**53,536**	36,460
Total (BHP Billiton share)	32,604	36,599	38,188	35,232	**38,036**	**148,055**	122,697
Total production (100%)	38,358	43,058	44,927	41,449	**44,748**	**174,182**	144,349
Shipments							
Lump	7,463	7,744	8,700	8,235	**9,100**	**33,779**	30,784
Fines	25,379	29,311	28,406	26,523	**28,870**	**113,110**	92,946
Total (BHP Billiton share)	32,842	37,055	37,106	34,758	**37,970**	**146,889**	123,730
Total sales (100%)	38,638	43,594	43,654	40,892	**44,670**	**172,810**	145,565

(a) Iron ore production and shipments are reported on a wet tonnes basis.
(b) Newman includes Mt Newman Joint Venture and Jimblebar.

	JUN 2011	SEP 2011	DEC 2011	MAR 2012	**JUN 2012**	**JUN 2012**	JUN 2011
Samarco, Brazil							
Production	2,922	2,973	2,884	2,711	**2,855**	**11,423**	11,709
Shipments	2,736	2,926	2,961	2,453	**2,778**	**11,118**	11,428

BHP Billiton Production Report for the year ended 30 June 2012 Page 12

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE	
	JUN 2011	SEP 2011	DEC 2011	MAR 2012	**JUN 2012**	**JUN 2012**	JUN 2011
MANGANESE							
BHP Billiton attributable production and sales unless otherwise stated.							
('000 tonnes)							
MANGANESE ORE							
South Africa (a)							
Saleable production	776	911	808	917	**989**	**3,625**	3,007
Sales	746	861	853	871	**866**	**3,451**	3,051
Australia (a)							
Saleable production	1,014	1,108	998	1,123	**1,077**	**4,306**	4,086
Sales	1,108	1,094	876	1,115	**1,343**	**4,428**	3,960
MANGANESE ALLOY							
South Africa (a) (b)							
Saleable production	120	124	124	81	**75**	**404**	486
Sales	123	95	138	122	**104**	**459**	516
Australia (a)							
Saleable production	70	70	71	57	**-**	**198**	267
Sales	75	91	58	57	**23**	**229**	258

(a) Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.
(b) Production includes Medium Carbon Ferro Manganese.

BHP Billiton Production Report for the year ended 30 June 2012 Page 13

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE	
	JUN 2011	SEP 2011	DEC 2011	MAR 2012	**JUN 2012**	**JUN 2012**	JUN 2011
METALLURGICAL COAL							
BHP Billiton attributable production and sales unless otherwise stated.							
('000 tonnes)							
METALLURGICAL COAL (a)							
Queensland, Australia							
Production							
BMA							
Blackwater	1,127	1,367	1,122	955	**991**	**4,435**	4,589
Goonyella	1,417	1,463	1,375	1,153	**1,012**	**5,003**	5,359
Peak Downs	543	971	992	788	**783**	**3,534**	3,402
Saraji	556	802	900	627	**724**	**3,053**	2,779
Norwich Park	386	365	369	248	**193**	**1,175**	1,055
Gregory Joint Venture	845	306	248	455	**402**	**1,411**	2,717
BMA total	4,874	5,274	5,006	4,226	**4,105**	**18,611**	19,901
BHP Mitsui Coal (b)							
South Walker Creek	690	1,106	901	1,040	**1,034**	**4,081**	3,134
Poitrel	736	697	679	609	**627**	**2,612**	2,759
BHP Mitsui Coal total	1,426	1,803	1,580	1,649	**1,661**	**6,693**	5,893
Queensland total	6,300	7,077	6,586	5,875	**5,766**	**25,304**	25,794
Shipments							
Coking coal	4,865	5,066	4,845	4,522	**4,007**	**18,440**	20,224
Weak coking coal	1,411	1,691	1,747	1,595	**1,512**	**6,545**	5,920
Thermal coal	285	176	20	111	**90**	**397**	984
Total	6,561	6,933	6,612	6,228	**5,609**	**25,382**	27,128

(a) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

	JUN 2011	SEP 2011	DEC 2011	MAR 2012	**JUN 2012**	**JUN 2012**	JUN 2011
Illawarra, Australia							
Production	1,622	2,214	1,907	1,462	**2,343**	**7,926**	6,884
Shipments							
Coking coal	1,407	1,673	1,255	1,460	**1,845**	**6,233**	5,664
Thermal coal	216	159	441	219	**279**	**1,098**	1,325
Total	1,623	1,832	1,696	1,679	**2,124**	**7,331**	6,989

BHP Billiton Production Report for the year ended 30 June 2012 Page 14

PRODUCTION AND SHIPMENT REPORT

QUARTER ENDED YEAR TO DATE

JUN SEP DEC MAR JUN JUN JUN

2011 2011 2011 2012 2012 2012 2011

ENERGY COAL

BHP Billiton attributable production and sales unless otherwise stated.

(‘000 tonnes)

South Africa

Production 8,228 9,095 7,976 7,895 8,313 33,279 34,328

Sales

Export 3,082 3,439 3,546 3,807 3,314 14,106 12,381

Local utility 5,363 5,622 4,582 4,397 4,571 19,172 21,308

Inland 37 85 165 124 74 448 321

Total 8,482 9,146 8,293 8,328 7,959 33,726 34,010

New Mexico, USA

Production

Navajo Coal 2,271 1,178 2,060 1,913 1,853 7,004 7,472

San Juan Coal 1,508 1,289 103 196 820 2,408 4,140

Total 3,779 2,467 2,163 2,109 2,673 9,412 11,612

Sales—local utility 3,106 3,630 3,108 3,057 2,773 12,568 13,191

NSW Energy Coal, Australia

Production 3,793 4,046 4,027 4,291 4,393 16,757 13,671

Sales

Export 3,522 3,523 3,566 3,160 4,388 14,637 13,225

Inland 364 625 333 297 404 1,659 1,287

Total 3,886 4,148 3,899 3,457 4,792 16,296 14,512

Cerrejon Coal, Colombia

Production 2,538 2,852 2,753 2,953 3,105 11,663 9,889

Sales—export 2,853 2,901 2,784 2,652 2,942 11,279 10,450

BHP Billiton Production Report for the year ended 30 June 2012 Page 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: July 18, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary